                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                           Cross Timbers Oil Company
             -----------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
                        -------------------------------
                        (Title of Class of Securities)

                                  22 7573102
                       ---------------------------------
                                (CUSIP Number)

                                Robert T. Marto
                                 President and
                            Chief Executive Officer
                            White River Corporation
                       777 Westchester Avenue, Suite 201
                          White Plains, New York 10604
                                 (914) 251-0237
                  ------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 8, 1996
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 22 7573102
- ---------------------------------------------------------------------------


(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                            White River Corporation
                                   93-1011071

- ---------------------------------------------------------------------------


(2) Check the Appropriate Box if a Member (a) _____________ of a Group (See Instructions)
______________________________________(b) _____________


(3)  (SEC Use Only)

- ---------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- ---------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- ---------------------------------------------------------------------------

(6)  Citizenship or Place of Organization  Delaware

- ---------------------------------------------------------------------------

     Number of Shares         (7) Sole Voting Power
     Beneficially Owned           2,420,106
     by Each Reporting            -----------------------------------------
     Person With              (8)  Shared Voting Power

                                  -----------------------------------------

                              (9) Sole Dispositive Power
                                  2,420,106
                                  -----------------------------------------
                             (10) Shared Dispositive Power

- ---------------------------------------------------------------------------


(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,420,106

- ---------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
                                  13.1%

- ---------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 1 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1993.

Item 2.  Identity and Background.
         ------------------------
     Item 2(c) is amended as follows:

     During June 1994, WRC completed its acquisition of a majority of the total outstanding common stock of CCC Information Services Group Inc. ("CCC"). CCC, through its subsidiaries, provides (i) vehicle valuation and collision estimating services and software for use by the insurance and automobile repair industries and (ii) outsourcing services which improve the handling and settling of automobile damage claims.

     During August 1994, WRC ceased the operations of Hanover and its related subsidiaries engaged in the investment management business.

     The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of WRC is set forth on Schedule I, attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction
         ----------------------
     Item 4(a) is supplemented as follows:
     WRC sold 261,900 CTOC shares in public market transactions in accordance with Rule 144.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
     Item 5(a), 5(b) and 5(c) are replaced in their entirety as follows:
     (a) The aggregate number of Shares and the corresponding percentage of the outstanding Shares owned by the indicated persons named in Item 2 and Schedule I is as follows:

                                     Percentage of
                        Shares          Shares
                      Beneficially   Beneficially
      Person             Owned          Owned
- -------------------  -------------  --------------

        WRC              2,420,106       13.1%
  Robert T. Marto           20,000  less than 0.2%

     (b) The persons listed above have sole voting power and dispositive power with respect to shares individually owned by them respectively.
     (c) Sales by WRC outlined in Schedule II attached hereto, which is incorporated herein by reference, were made in the ordinary course of business since the filing of Schedule 13D filed on December 22, 1993.

                                   SIGNATURE


       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 15, 1996


                                        WHITE RIVER CORPORATION

                                        BY:

                                        /s/ Robert T. Marto
                                        ----------------------------
                                        Name:    Robert T. Marto
                                        Title:   President and
                                                 Chief Executive Officer

                          SCHEDULE I TO SCHEDULE 13D
                          --------------------------

     Following is a list of the directors and executive officers of White River Corporation (or "WRC") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.

Name and                                               Principal Occupation
Business Address                 WRC Office           or Present Employment
- -------------------------  -----------------------  --------------------------

Gordon S. Macklin          Chairman of the          Corporate Financial
8212 Burning Tree Road     Board                    Advisor
Bethesda, MD 20817

Andrew Delaney             Director                 Retired
2727 Allen Pkwy #460
Houston, TX 77019

Robert T. Marto            President,               President,
777 Westchester Avenue     Chief Executive          Chief Executive
Suite 201                  Officer and Director     Officer and Director
White Plains, NY 10604                              of White River Corporation

Patrick M. Byrne           Director                 Chief Executive Officer
Two Technology Drive                                of Centricut, LLC
Suite 3
West Lebanon, NH 03784

John P. Corrigan           Vice President,          Vice President,
777 Westchester Avenue     Corporate Secretary,     Corporate Secretary,
Suite 201                  and Tax Counsel          and Tax Counsel of
White Plains, NY  10604                             White River Corporation

Brian P. Zwarych           Vice President and       Vice President and
777 Westchester Avenue     Chief Financial Officer  Chief Financial Officer of
Suite 201                                           White River Corporation
White Plains, NY  10604

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

Sales of Shares in Cross Timbers Oil Company by the Reporting Person since the filing of Schedule 13D filed with the Securities and Exchange Commission on December 22, 1993.


 Date                     Number                    Unit Price
                           Sold
- -------                -----------                ------------
6-19-96                     20,000                   $ 22.625
6-21-96                     10,000                   $ 22.50
6-24-96                     70,000                   $ 22.841
 7-3-96                     36,000                   $ 25.951
 7-8-96                     51,000                   $ 25.875
 7-9-96                     51,000                   $ 26.111
7-10-96                     23,900                   $ 26.98